82-4772

KAYE SCHOLER LLP

J[redacted]
2
F
J
4 02060925
N... York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

December 9, 2002

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Rule 12g3-2(b) Submission

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of First Tractor Company Limited (the "Company") in order for it to continue to maintain its exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following Company documentation is enclosed:

- 2002 Interim Report which such report includes unaudited financial statements for the six month period ended June 30, 2002;

- two public announcements disseminated by the Company regarding the above-referenced interim results;

- two public announcement disseminated by the Company regarding the Company's reorganization of its treasury and financial management functions and a transaction related to such reorganization;

- a public announcement disseminated by the Company regarding Board and shareholder meetings with respect to a proposed modification of the Company's operations as provided in the Company's Articles of Association; and

30577106.WPD

dlw 1/10

- a public announcement disseminated by the Stock Exchange of Hong Kong regarding increased trading volume in Company shares.

We respectfully request that this submission be duly recorded. If you have any questions regarding this filing, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Jonathan M. Gottsegen

cc: Li & Partners
Kenneth G.M. Mason, Esq.
Louise L. Liu, Esq.

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司



2002 Interim Report



The board of directors (the "Board") of First Tractor Company Limited (the "Company") hereby announces the unaudited consolidated interim results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2002, together with the comparative figures for the corresponding period in 2001. The condensed consolidated interim financial statements are unaudited, but have been reviewed by the Company's audit committee.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

(Prepared in accordance with Hong Kong accounting standards)

		For the six months ended 30 June	
	Notes	**2002 Unaudited** *RMB'000*	**2001 Unaudited** *RMB'000*
TURNOVER	2	1,040,237	912,170
Cost of sales		(909,554)	(795,477)
Gross profit		130,683	116,693
Other revenue and gains		28,038	39,581
Selling and distribution costs		(53,821)	(38,739)
Administrative expenses		(90,493)	(103,922)
Other operating expenses		(25,953)	(43,008)
LOSS FROM OPERATING ACTIVITIES	3	(11,546)	(29,395)
Finance costs		(10,617)	(11,851)
Share of profit of a jointly-controlled entity		2,109	1,424
Share of profits of associates		2,016	15
LOSS BEFORE TAX		(18,038)	(39,807)
Tax	4	(5,083)	(4,912)
LOSS BEFORE MINORITY INTERESTS		(23,121)	(44,719)
Minority interests		(963)	6,770
NET LOSS FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		(24,084)	(37,949)
LOSS PER SHARE - BASIC	7	RMB(3.07) cents	RMB(4.83) cents

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Prepared in accordance with Hong Kong accounting standards)

	Share capital Unaudited *RMB'000*	Share premium Unaudited *RMB'000*	Statutory common reserve Unaudited *RMB'000*	Statutory public welfare fund Unaudited *RMB'000*	Reserve fund Unaudited *RMB'000*	Enterprise expansion fund Unaudited *RMB'000*	Accumulated losses Unaudited *RMB'000*	Total Unaudited *RMB'000*
At 1 January 2002	785,000	1,378,840	58,578	58,578	834	590	(174,088)	2,108,332
Net loss attributable to shareholders	–	–	–	–	–	–	(24,084)	(24,084)
At 30 June 2002	785,000	1,378,840	58,578	58,578	834	590	(198,172)	2,084,248
At 1 January 2001	785,000	1,378,840	58,169	58,169	564	320	(54,931)	2,226,131
Net loss attributable to shareholders	–	–	–	–	–	–	(37,949)	(37,949)
At 30 June 2001	785,000	1,378,840	58,169	58,169	564	320	(92,880)	2,188,182



CONDENSED CONSOLIDATED BALANCE SHEET

(Prepared in accordance with Hong Kong accounting standards)

	Notes	As at 30 June 2002 Unaudited *RMB'000*	As at 31 December 2001 Audited *RMB'000*
NON-CURRENT ASSETS			
Fixed assets		750,843	801,858
Construction in progress		69,388	59,032
Interest in a jointly-controlled entity		31,075	29,388
Interests in associates		14,184	—
Long term investments		91,851	91,608
		957,341	981,886
CURRENT ASSETS			
Inventories		573,198	559,455
Trade and bills receivables	8	381,751	423,589
Other receivables		412,560	128,031
Short term investments		83,322	82,264
Pledged deposits		88,697	23,302
Cash and cash equivalents		735,540	890,052
		2,275,068	2,106,693
CURRENT LIABILITIES			
Trade and bills payables	9	382,049	373,254
Tax payable		4,346	2,533
Other payables and accruals		389,656	280,119
Interest-bearing bank and other loans		305,100	257,060
		1,081,151	912,966
NET CURRENT ASSETS		1,193,917	1,193,727
TOTAL ASSETS LESS CURRENT LIABILITIES		2,151,258	2,175,613
NON-CURRENT LIABILITIES			
Deferred tax		—	1,234
MINORITY INTERESTS		67,010	66,047
		2,084,248	2,108,332

CONDENSED CONSOLIDATED BALANCE SHEET *(continued)*

(Prepared in accordance with Hong Kong accounting standards)

	As at 30 June 2002 Unaudited *RMB'000*	As at 31 December 2001 Audited *RMB'000*
CAPITAL AND RESERVES		
Issued capital	785,000	785,000
Reserves	1,299,248	1,323,332
	2,084,248	2,108,332

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(Prepared in accordance with Hong Kong accounting standards)

	For the six months ended 30 June 2002 Unaudited *RMB'000*	For the six months ended 30 June 2001 Unaudited *RMB'000*
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES	129,034	(22,192)
INVESTING ACTIVITIES	(208,170)	(61,055)
NET CASH OUTFLOW BEFORE FINANCING ACTIVITIES	(79,136)	(83,247)
FINANCING ACTIVITIES	37,423	(7,159)
DECREASE IN CASH AND CASH EQUIVALENTS	(41,713)	(90,406)
Cash and cash equivalents at beginning of period	318,401	427,909
CASH AND CASH EQUIVALENTS AT END OF PERIOD	276,688	337,503
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	185,611	328,294
Non-pledged time deposits with original maturity of less than three months when acquired	91,077	9,209
	276,688	337,503

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements are prepared in accordance with Hong Kong Statements of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

The accounting policies and basis of presentation used in the preparation of these interim financial statements are the same as those used in the annual audited financial statements for the year ended 31 December 2001, except for the following new/revised SSAPs which have been adopted for the first time in the preparation of the current period's condensed consolidated interim financial statements:

- SSAP 1 (Revised): "Presentation of financial statements"
- SSAP 11 (Revised): "Foreign currency translation"
- SSAP 15 (Revised): "Cash flow statements"
- SSAP 33: "Discontinuing operations"
- SSAP 34: "Employee benefits"

A summary of their major effects is as follows:

SSAP 1 (Revised) prescribes the basis for the presentation of financial statements and sets out guidelines for their structure and minimum requirements for the content thereof. The main revision to this SSAP is to change the requirements from presenting a statement of recognised gains and losses to a statement of changes in equity. The condensed consolidated statement of changes in equity for the current interim period and the comparative figures have been presented in accordance with the revised SSAP.

SSAP 15 (Revised) prescribes the provision of information about the historical changes in cash and cash equivalents by means of a cash flow statement which classifies cash flows during the period into operating, investing and financing activities. The condensed consolidated cash flow statement for current interim period and the comparative figures have been presented in accordance with the revised SSAP.

SSAP 34 prescribes the accounting treatment and disclosures for employee benefits. This SSAP has not had any material impact on these condensed consolidated interim financial statements.



2. TURNOVER AND SEGMENT INFORMATION

Turnover represents the invoiced value of goods sold, net of discounts and returns, and excludes sales taxes and intra-group transactions. The Group is principally engaged in the manufacture and sale of agricultural tractors and related parts and components, construction machinery, road machinery and agricultural harvesting machinery.

(a) Business segments

	Tractors		Road machinery		Construction machinery		Harvesting machinery		Others		Eliminations		Consolidated	
	For the six months ended 30 June													
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Segment revenue:														
Sales to external customers	695,917	649,643	242,247	194,056	86,668	39,162	10,317	26,205	5,088	3,104	–	–	1,040,237	912,170
Intersegment sales	10,958	21,731	–	–	12,432	68,882	–	–	–	–	(23,390)	(90,613)	–	–
Total	706,875	671,374	242,247	194,056	99,100	108,044	10,317	26,205	5,088	3,104	(23,390)	(90,613)	1,040,237	912,170
Segment results	(26,409)	(61,422)	13,905	18,968	(1,674)	(181)	(6,965)	(3,663)	(19)	(496)	–	–	(21,162)	(46,794)
Interest, dividend and investment income													9,616	17,399
Loss from operating activities													(11,546)	(29,395)
Finance costs													(10,617)	(11,851)
Share of profits of:														
Jointly-controlled entity	2,109	1,424											2,109	1,424
Associates									2,016	15			2,016	15
Loss before tax													(18,038)	(39,807)
Tax													(5,083)	(4,912)
Loss before minority interests													(23,121)	(44,719)
Minority interests													(963)	6,770
Net loss from ordinary activities attributable to shareholders													(24,084)	(37,949)

(b) Geographical segments

Over 90% of the Group's revenue and results are derived from operations carried out in the People's Republic of China (the "PRC") and accordingly, no geographical segment information is presented.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS *(continued)*

3. LOSS FROM OPERATING ACTIVITIES

The Group's loss from operating activities is arrived at after charging/(crediting):

	For the six months ended 30 June	
	2002	**2001**
	Unaudited	**Unaudited**
	RMB'000	*RMB'000*
Depreciation of fixed assets	50,765	41,860
Impairment of fixed assets	10,000	—
Provision for doubtful debts	13,000	36,600
Interest income	(8,113)	(17,399)
Dividend income from unlisted investments	(1,503)	—

4. TAX

	For the six months ended 30 June	
	2002	**2001**
	Unaudited	**Unaudited**
	RMB'000	*RMB'000*
The Company and subsidiaries:		
PRC income tax	5,648	4,376
Deferred tax	(1,234)	—
	4,414	4,376
Share of tax attributable to:		
Jointly-controlled entity	422	461
Associates	247	75
Tax charge for the period	5,083	4,912

4. TAX *(continued)*

No provision for Hong Kong profits tax has been made as the Group had no assessable profits earned in or derived from Hong Kong during the period ended 30 June 2002 (six months ended 30 June 2001: Nil).

The PRC income tax for the Company and its subsidiaries is calculated at the applicable tax rates on the estimated assessable profits for the period based on existing legislation, interpretations and practices in respect thereof.

No provision for overseas profits tax has been made for the Group as there were no overseas assessable profits for the period.

There was no material unprovided deferred tax during the period or at 30 June 2002 (30 June 2001: Nil).

5. TRANSFER TO RESERVES

No appropriations were made to the statutory common reserve and statutory public welfare fund by the Company for the six months ended 30 June 2002 (six months ended 30 June 2001: Nil). Such appropriations will be made at the year end in accordance with the PRC Company Law and the Company's articles of association.

6. INTERIM DIVIDEND

The Board does not recommend the payment of any interim dividend for the six months ended 30 June 2002 (six months ended 30 June 2001: Nil).

7. LOSS PER SHARE

The calculation of basic loss per share is based on the net loss from ordinary activities attributable to shareholders for the period of approximately RMB24,084,000 (six months ended 30 June 2001: approximately RMB37,949,000) and the weighted average of 785,000,000 shares (six months ended 30 June 2001: 785,000,000 shares) in issue during the period.

No diluted loss per share is presented as the Company does not have any dilutive potential shares.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS *(continued)*

8. TRADE AND BILLS RECEIVABLES

The Group's trading terms with its customers are mainly on credit, where payment in advance for customers is normally required. The credit periods to its customers are 30 to 90 days.

	Note	As at 30 June 2002 Unaudited *RMB'000*	As at 31 December 2001 Audited *RMB'000*
Trade receivables, net	(a)	346,892	354,333
Bills receivables		34,859	69,256
		381,751	423,589

(a) An aged analysis of the trade receivables as at the balance sheet date, based on invoice date, and net of provisions, is as follows:

	As at 30 June 2002 Unaudited *RMB'000*	As at 31 December 2001 Audited *RMB'000*
Within 3 months	178,458	168,939
4 to 6 months	52,429	53,960
7 to 12 months	63,528	72,625
1 to 2 years	46,542	48,666
Over 2 years	5,935	10,143
	346,892	354,333

9. TRADE AND BILLS PAYABLES

	Notes	As at 30 June 2002 Unaudited *RMB'000*	As at 31 December 2001 Audited *RMB'000*
Trade payables	(a)	315,648	307,611
Bills payables	(b)	66,401	65,643
		382,049	373,254

(a) An aged analysis of trade payables as at the balance sheet date, based on invoice date, is as follows:

	As at 30 June 2002 Unaudited *RMB'000*	As at 31 December 2001 Audited *RMB'000*
Within 3 months	203,384	179,238
4 to 6 months	35,998	40,861
7 to 12 months	24,004	38,860
1 to 2 years	23,545	27,092
Over 2 years	28,717	21,560
	315,648	307,611

(b) As at the balance sheet date, the Group's bills payables amounting to approximately RMB59,781,000 (31 December 2001: RMB44,020,000) are secured by the pledge of certain of the Group's deposits amounting to approximately RMB88,697,000 (31 December 2001: RMB23,302,000).

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS *(continued)*

10. CONTINGENT LIABILITIES

At the balance sheet date, the Group did not have any significant contingent liabilities.

11. CAPITAL COMMITMENTS

The Group had the following capital commitments at the balance sheet date:

	As at 30 June 2002 Unaudited *RMB'000*	**As at 31 December 2001 Audited** *RMB'000*
Capital commitments in respect of plant and machinery:		
Contracted for	16,150	19,241
Capital commitments in respect of purchase of equity interest in an associate:		
Contracted for	—	12,415



12. RELATED PARTY TRANSACTIONS

(a) The significant transactions carried out between the Group and China First Tractor Group Company Limited (the "Holding"), inclusive of subsidiaries and associates of Holding, during the period are summarised as follows:

		For the six months ended 30 June	
	Notes	**2002 Unaudited** *RMB'000*	**2001 Unaudited** *RMB'000*
Sales of raw materials and components	(i)	62,286	53,678
Purchases of raw materials and components	(i)	86,437	111,658
Purchases of utilities	(ii)	36,628	29,052
Fees paid for welfare and support services	(iii)	11,612	17,466
Purchases of transportation services	(iii)	1,880	1,718
Research and development expenses paid	(iv)	1,664	1,250
Fees paid for the use of land	(v)	2,500	2,500
Fees paid for the use of trademark	(vi)	1,664	1,250
Rentals paid in respect of:			
Buildings	(vii)	1,072	940
Plant and machinery	(vii)	1,178	2,747
Fees paid for agency services	(viii)	188	699

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS *(continued)*

12. RELATED PARTY TRANSACTIONS *(continued)*

(b) The significant transactions carried out between First Tractor Qingjiang Tractor Company Limited, a subsidiary of the Company and its minority shareholder during the period are summarised as follows:

		For the six months ended 30 June	
		2002	2001
	Notes	**Unaudited**	**Unaudited**
		RMB'000	*RMB'000*
Sales of raw materials and components	(i)	1,274	681
Purchases of raw materials and components	(i)	3,994	3,177
Sales of utilities	(ii)	585	768

(i) Pursuant to relevant agreements, the pricing in respect of raw materials and components is determined by reference to the state price (i.e. mandatory prices set in accordance with relevant PRC regulations, where applicable), or if there is no applicable state price for any such raw material or components, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage equal to certain PRC consumer price index, whichever is lower.

(ii) Pursuant to relevant agreements, the pricing in respect of utilities is determined by reference to the state price (i.e. mandatory prices set in accordance with relevant PRC regulations, where applicable), or if there is no applicable state price for any such services, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage equal to certain PRC consumer price index, whichever is lower.

(iii) Pursuant to relevant agreements, the pricing in respect of each of the welfare and support services and transportation services is determined by reference to the state price (i.e. mandatory prices set in accordance with relevant PRC regulations, where applicable) or if there is no applicable state price for any such services, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage equal to certain PRC consumer price index, whichever is lower.

12. RELATED PARTY TRANSACTIONS *(continued)*

(iv) Pursuant to relevant agreements, the pricing in respect of routine research and development services per annum is calculated at a rate of 0.2% of the Company's net annual turnover.

(v) Pursuant to relevant agreements, the annual rental for the use of land is RMB5 million subject to a further land rental adjustment announced by the relevant state land administration authorities.

(vi) Pursuant to relevant agreements, the pricing for the use of the trademark per annum is charged at the rate of 0.2% of the Company's net annual turnover.

(vii) Pursuant to relevant agreements, the rental of buildings and plant and machinery is charged with reference to the depreciation of relevant assets.

(viii) Pursuant to relevant agreements, the pricing of agency fees is based on certain percentage of the invoiced value of goods sold through the agent.

(c) At the balance sheet date, the Holding guaranteed certain bank loans and other loans made to the Group up to RMB26.4 million (31 December 2001: RMB34.7 million) and RMB0.2 million (31 December 2001: RMB0.2 million), respectively.

13. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with the current period's presentation.

BUSINESS REVIEW AND OPERATION ANALYSIS

During the period ended 30 June 2002, the Group recorded a turnover of RMB1,040,237,000, representing an increase of 14% over the corresponding period last year and incurred a loss of RMB24,084,000, representing a decrease of RMB13,865,000 over the corresponding period last year. The decrease in loss, which resulted in a significant improvement in the operating results, was primarily a result of the growth in principal operations of the Company and a reduction in administrative expenses and provision for bad debts to profit and loss account of the Group. Loss per share was RMB3.07 cents.

During the first half of 2002, the PRC government continued to implement prudent monetary policy and positive fiscal policy, which maintained the economic development with 7.8% growth in national economy. However, the agricultural machinery industry was adversely affected by various government policies and environmental factors. The demand in tractors market was still low and sales basically maintained its level over the corresponding period last year. There was still no improvement in the keen competition of the market. During the first half of the year, in the tractor market, sales of large and medium tractors increased by 3.63% over the corresponding period last year, while sales of small tractors increased by 4.46% over the corresponding period last year. The construction machinery market was boosted by the grand development strategy in western region and series of prime construction projects like "five highways construction projects linking northern and southern regions, and seven projects linking eastern and western regions" of the State, resulted in a substantial increase in the total sales over the corresponding period last year. In particular, sales of five major production plants of rollers increased by nearly 30% over the corresponding period last year, while sales of five major production plants of pavers increased by 57.8% over the corresponding period last year.

During the period, the Company sold 3,267 large and medium tractors, of which 1,950 are crawler tractors, representing a decrease of 17.3% over the corresponding period last year. The Company also sold 28,710 small tractors, representing a decrease of 0.6% over the corresponding period last year. Besides, 1,317 large and medium wheeled tractors were sold, representing an increase of more than 30% over the corresponding period last year.

During the period, the Company has speeded up the research and development of new products and achieved significant results. Sales of 30/40 tractors, a new product launched in the market, continued the uprise trend and increased by 36.35% over the corresponding period last year. Sales of crawler tractor transformed versions increased by 78.6% over the corresponding period last year. Dongfanghong 350-1, 304/404, 500 etc. tractors have been successfully developed. The development of key technologies of TG70 plateau bulldozers have achieved significant breakthroughs. The Company has strengthened its ability in responding swiftly to the market.

During the period, facing with sluggish market conditions, the management of the Company actively reform and integrate its sales system, launch management plans of A.T. Kearney Co., Ltd. and implement the divisional management approach. This has resulted in a significant enhancement in quality of economic operations. The positive effect was reflected on: administrative expenses of the Group decreased by approximately RMB13,429,000 or 12.9% over the corresponding period last year; provision for bad debts charged to profit and loss account decreased by RMB23,600,000 over the corresponding period last year and operational expansion income shows an increase of gross profit RMB29,220,000 over the corresponding period last year. Besides, there is a fall in the variable unit costs of both large and medium tractors as well as small tractors over the corresponding period last year.

During the period, the growth in the sales of major products of the subsidiaries increased and the operating results were significantly improved. Sales of rollers of Yituo (Luoyang) Building Machinery Co., Ltd. and Yituo (Luoyang) Construction Machinery Co., Ltd. increased by 36.72%, while sales of bulldozers increased by 200% when compared with the corresponding period last year. Sales of mixers machinery products of Zhenjiang Huatong Aran Machinery Company Limited increased by 100%. Sales of pavers of Zhenjiang Huachen Huatong Road Machinery Company Limited increased by 36.4% over the corresponding period last year and its market share reached 32%. Both its sales and market share are top-ranked in the industry. However, Yituo (Luoyang) Harvester Co., Ltd., First Tractor Qingjiang Tractor Company Limited and First Tractor Shenyang Tractor Company Limited still recorded a loss in its operating results.

PROSPECT

In the second half of the year 2002, national economy will continue to develop steadily. The western development strategy of the State and the investment in basic infrastructure by all levels of local government will continue to drive the growth in demand for construction machinery products. This will create more opportunities for the Group to sell its construction machinery products. Although the overall demand in tractor market remained weak and could hardly improve in near term, it was expected that the demand will slowly increase and steadily retain in low track. For the second half of the year, with the adjustment in economic structure of farm villages, the market demand for large and medium wheeled tractors will continue to increase; while the possession rate of small tractors has basically reached saturation due to keen competition in market. In view of the market trends in the second half of the year, the Group will adopt effective measures to improve the Company's operating results:

1. Continue to strengthen and enlarge the agricultural machinery and construction machinery businesses of the Group; enlarge business opportunities by specialisation in the Company's specialised component plants; integrate businesses of subsidiaries, increase the investment return and actively seeking international cooperation opportunities. Besides, the Company will adjust the product mix and enlarge scale of operations to strive for enhancement in operating results.

   (1) Agricultural machinery business. In response to the needs of customers and to cater for market demand, the crawler tractor business will develop transformed products to maximize product sales; large and medium wheeled tractors will continuously improve and to develop new products based on market changes, and the launch of such tractor models as Dongfanghong-350-1, 304/404, 500 etc. into the market will be speeded up and reinforced, thereby creating an effective sales force to further enlarge its market share;

   Based on the changes after adjusting the agricultural planting structure, the Company will produce and develop agricultural machinery with autonomous intellectual property right, and will take advantage of the competitive edge of tractor's auxiliary agricultural machinery of the Group to boost the simultaneous growth of tractors and agricultural machinery businesses;

(2) Construction machinery business. The prime objectives of product mix adjustment is to combine the competitive edge, to grasp the business opportunities and to accelerate the development. The Company will improve medium and small power industrial bulldozers, produce and develop the second- and third-generation rolling machinery, so as to pave the basis for enhancing sales of construction machinery products for 2003. For paving and mixing machinery, the Company will develop new products in response to market needs so as to maintain its leadership in the industry.

(3) The focus of components business will be to utilize resources of assets, to develop new markets and to improve operating results through scales of operations.

(4) Based on the economic operational conditions of the Group, the Company will continue to integrate its subsidiaries' business, reduce investment risk and enhance investment return.

2. Proactively implement the business management flow formulated by consultants A.T. Kearney Co., Ltd. based on its management consulting plan, reinforce and improve management on various aspects, improve staff quality and work efficiency and the focus is on enhancing product quality and after-sales service standard. Encourage innovation by way of rewarding scheme for talented staff. Reinforce fund management, control the total amount of trade receivables, reduce capital risk. Diversifying core types of procurement and further reduce variable cost.

3. Continue to enforce the organizational structure of divisional management approach, establish scientific results appraisal and allocation system, keep abreast of the needs of market and users, establish sales mechanism to adapt to market changes, increase sales of physical products, maximize market share of major products.

The Board of the Company believes that the adoption of the above effective measures will help the Company to enhance its operating results and establish satisfactory investment return for shareholders.

LIQUIDITY AND FINANCIAL ANALYSIS

As at 30 June 2002, the cash and bank balances of the Group amounted to approximately RMB824,237,000 which had decreased by approximately RMB89,117,000, representing a decline of 9.76% compared with the end of 2001.

As at 30 June 2002, the Group's bank loans amounted to RMB305,100,000, an increase of RMB48,040,000 compared to the end of 2001. The Group had no long term bank loans.

As at 30 June 2002, trade and bills receivables of the Group amounted to approximately RMB381,751,000, decreased by approximately RMB41,838,000 compared with the end of 2001. The Group assessed its trade receivables through reviewing of creditability of customers by specialised department and confirmed lending terms based on the creditability of these customers. This has resulted in a substantial decrease of RMB23,600,000 provision for bad debts charged to profit and loss account in the first half of 2002.



Financial Statistics:

Items	Basis of calculation	As at 30 June 2002	As at 31 December 2001
Gearing ratio	Total liabilities/total assets x 100%	35.52%	31.74%
Current ratio	Current assets/current liabilities	2.10	2.31
Quick ratio	(Current assets – inventories)/current liabilities	1.57	1.69
Debt equity ratio	Total liabilities/shareholders' equity x 100%	55.09%	46.49%

APPLICATION OF THE PROCEEDS FROM THE H SHARES ISSUE

The Company raised approximately RMB1,615,500,000 (approximately HK$1,507,500,000) by the issue of 335,000,000 new H shares under the initial public offering of the Company's H Shares listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 23 June 1997 and two subsequent partial exercises of over-allotment option.

The proceeds from the H Shares issue were used in accordance with the prospectus as follows:

- as to approximately RMB87,900,000 for payment of new issue expenses.
- as to approximately RMB281,395,000 for the acquisition of shares in Brilliance China Machinery Holdings Limited, Shanghai Qiangnong (Group) Company Limited and First Tractor Ningbo C.S.I. Tractor & Automobile Corp., Ltd. as well as investment in First Tractor Qingjiang Tractor Company Limited, First Tractor Shenyang Tractor Company Limited, Yituo (Luoyang) Harvester Co., Ltd. and Yituo (Luoyang) Building Machinery Co., Ltd.;
- as to approximately RMB342,580,000 for the acquisition of fixed assets and additional construction-in-progress;
- as to approximately RMB305,900,000 for the repayment of bank loans and approximately RMB102,000,000 for the repayment of a debt owing to China First Tractor Group Company Limited (the "Holding"); and
- as to the balance for the Company's additional general working capital.

CURRENCY EXCHANGE RISK

Normal operating activities of the Group were mainly carried out in the PRC and most of the capital income and expenditures were made in Renminbi while few of them were made in Hong Kong dollars. Cash balances of the Group were usually placed in the financial institutions in the form of short-term time deposits. The banking facilities of the Group were granted in Renminbi which could be repaid out of the income received in Renminbi.

As at 30 June 2002, the Group has not pledged any of its foreign currency deposits.

PLEDGE OF ASSETS

As at 30 June 2002, certain of the Group's buildings and machinery with an aggregate carrying value of approximately RMB36,376,000 were pledged to banks to secure certain short term bank loans granted to the Group.

Apart from this, certain deposits amounting to approximately RMB88,697,000 were pledged to banks to secure general banking facilities granted by banks to the Group.

SHARES HELD BY DIRECTORS AND SUPERVISORS

None of the directors, supervisors or members of the senior management of the Company or their associates had any interests in the shares or debentures of the Company or any of its associated corporations during the period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company, nor any of its subsidiaries has purchased, sold or redeemed any of the shares of the Company during the six months ended 30 June 2002.

DISCLOSURE OF SIGNIFICANT EVENTS

In June 2002, the Company acquired 99.9% interest in First Tractor Group Finance Limited (the "Finance Company") from the Holding for a consideration of RMB838,000. Subsequently, the Company has undertaken reorganization in respect of the registered capital and shareholding of the Finance Company in accordance with the provisions and requirements of the People's Bank of China. Currently, the Finance Company is applying to the People's Bank of China for the relevant approval.

On 23 August 2002, the Board of the Company unanimously approved the appointment of Mr. Zhang Guo Long as company secretary and the retirement of Mr. Jiang Guo Liang from the position of company secretary.

CHANGES IN SHAREHOLDERS AND SHARE CAPITAL STRUCTURE

Share capital structure

As at 30 June 2002, the Company issued a total of 785,000,000 shares. Its share capital structure was as follows:

	Class of shares	Number of shares	Percentage (%)
(1)	Non-circulating State-owned legal person shares	450,000,000	57.32
(2)	Circulating and listed on the Stock Exchange (H shares)	335,000,000	42.68
Total		785,000,000	100.00

SHARE HELD BY SUBSTANTIAL SHAREHOLDERS

As at 30 June 2002, the register of shareholders maintained pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong) ("SDI Ordinance") shows that the following shareholders with interests representing 10% or more of the Company's issued share capital:

Name of Shareholder	Class of shares	Number of shares	Percentage of total share capital (%)
China First Tractor Group Company Limited	State-owned legal person shares	450,000,000	57.32
The HKSCC Nominees Limited	H shares	329,167,999	41.93

The HKSCC Nominees Limited confirmed that as at 30 June 2002, Hongkong & Shanghai Banking Corporation Ltd. and Bank of China (Hong Kong) Limited held 35,648,000 H shares and 42,196,000 H shares of the Company, respectively, accounting for 10.64% and 12.6% of the issued H shares of Company, respectively.

Save as disclosed herein, the Board is not aware of any persons directly or indirectly interested in 10% or more in the shares of the Company as recorded in the register required to be kept under section 16(1) of the SDI Ordinance.

STAFF, REMUNERATION AND TRAINING

As at 30 June 2002, there was a total of 15,029 staff in the Company. Remuneration totalled RMB69,290,000 were the total emoluments of the staff during the reporting period.

During the reporting period, the Company had organized 35 training courses lasted for over 20 hours. 1,346 staff members of the Company participated in systematic training so as to further enhance their technical and vocational skills.

STAFF QUARTER

As all staff quarters have been retained by the Holding, the Company does not have any staff quarters to sell to its staff. Pursuant to its existing policy, the staff of the Company shall buy the staff quarters at their own expenses (including quarters retained by the Holding).

DESIGNATED DEPOSITS

All deposits of the Company were placed in the PRC State-owned banks and their branches and the Company had no deposits with any non-banking financial institutions. The Company has granted loans of RMB70,000,000 and RMB2,000,000 to its two subsidiaries, namely, Yituo (Luoyang) Building Machinery Co., Ltd. and Guizhou Zhenning Biological Industrial Co., Ltd., respectively. However, in accordance with the requirement of prohibition of inter-company loans in the PRC, certain banks have been appointed to handle the loan matter. Such amount has been eliminated upon the preparation of the Group's condensed consolidated balance sheet. Save as aforesaid, all deposits of the Company were not in the form of designated deposits with the banks and there were no unrecovered fixed deposits upon maturity.

MATERIAL LITIGATION

During the period, the Company was not involved in any material litigation or arbitration of any material importance.

POLICY ON UNIFIED INCOME TAX

For the six months ended 30 June 2002, the corporate income tax of the Company is subject to 33% tax rate based on its assessable profits.

CODE OF BEST PRACTICE

In the opinion of the Board, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules during the period ended 30 June 2002.

By Order of the Board
Dong Yong An
Chairman

Luoyang, Henan Province, the PRC
23 August 2002

員工、酬金及培訓

於二零零二年六月三十日，本公司共有員工15,029人，酬金總額為人民幣6,929萬元，該酬金為員工在報告期內的薪金總額。

報告期內，本公司舉辦了20小時以上的崗位培訓班35個，有1,346名員工參加了系統培訓，以進一步提高更新本公司員工的技術水平及崗位技能。

職工住房

由於所有職工住房均由控股公司保留，所以，本公司現在並無任何房屋可售予其僱員。根據現行安排，本公司僱員自行負責購買房屋（包括控股公司所保留之房屋）的費用。

委託存款

本公司的所有存款皆存於中國國有銀行及分行，並無任何款項存於非銀行金融機構。本公司現分別有人民幣70,000,000元及人民幣2,000,000元貸款授予本公司兩間附屬公司，分別為一拖（洛陽）建築機械有限公司及貴州鎮寧生物工業有限公司。惟根據國內禁止企業間相互借貸的規定，本公司須委託有關銀行辦理，而該金額已於編製本集團之簡明綜合資產負債表時抵銷。除此之外，本公司所有存款均非以委託存款形式存於銀行，更無款項到期無法收回情況。

重大訴訟

期內，本公司未涉及任何重大訴訟或仲裁。

統一所得稅政策

截至二零零二年六月三十日止六個月，本公司所得稅是以應課稅溢利的33%稅率計算。

最佳應用守則

董事會認為本公司於截至二零零二年六月三十日止期間內遵守了上市規則附錄14之最佳應用守則的要求。

承董事會命
董永安
董事長

中國，河南省，洛陽市
二零零二年八月二十三日

股東持股和股權結構變化

股本結構

於二零零二年六月三十日，本公司已發行股數為785,000,000股，其股權結構如下：

股份類別	股數	比例(%)
(1) 尚未流通國有法人股	450,000,000	57.32
(2) 已流通並於聯交所上市股（H股）	335,000,000	42.68
總股本	785,000,000	100.00

主要股東持股情況

於二零零二年六月三十日，根據香港法例第396章證券（公開權益）條例第16（1）條（「證券法例」），所規定而存置之權益登記冊所記錄，擁有本公司已發行股本10%或以上之股東如下：

持股人	類別	股數	佔總股本比例（%）
中國一拖集團有限公司	國有法人股	450,000,000	57.32
香港中央結算（代理人）有限公司	H股	329,167,999	41.93

根據香港中央結算（代理人）有限公司確認，香港上海滙豐銀行和中國銀行（香港）有限公司於二零零二年六月三十日分別持有本公司H股35,648,000股及42,196,000股，佔本公司已發行H股股份之10.64%和12.6%。

除上述披露外，董事會並無得悉任何人士直接或間接持有本公司10%或以上股份而須根據證券法例第16（1）條之規定予以記錄在已發行股份登記名冊內之權益。



資產抵押

於二零零二年六月三十日，本集團以賬面值合共約人民幣36,376,000元之若干建築物及機器作抵押，以獲取銀行授予本集團之短期銀行貸款。除此之外，本集團將若干存款約人民幣88,697,000元作抵押，以獲取銀行授予本集團之一般銀行信貸額度。

董事、監事持股情況

本公司各董事、監事或高級管理人員或彼等之關連人士於本期間概無於本公司或任何聯繫公司之股份或債券中擁有任何權益。

購買、出售或贖回上市股份

截至二零零二年六月三十日止六個月，本公司及附屬公司概無購買、出售或贖回本公司之任何股份。

重大事項披露

二零零二年六月，本公司以人民幣838,000元的代價向控股公司收購中國一拖集團財務有限責任公司（「財務公司」）99.9%的股權，隨後根據中國人民銀行有關規定和要求，本公司對財務公司註冊資本和股權進行重組。目前，財務公司正向中國人民銀行申請有關批准。

於二零零二年八月二十三日，本公司董事會一致同意聘任張國龍先生為本公司秘書，姜國梁先生不再擔任本公司秘書職務。

財務比率指標：

項目	計算基準	於二零零二年六月三十日	於二零零一年十二月三十一日
資產負債率	負債總額／資產總額× 100%	35.52%	31.74%
流動比率	流動資產／流動負債	2.10	2.31
速動比率	（流動資產－存貨）／流動負債	1.57	1.69
債權比率	負債總額／股東權益× 100%	55.09%	46.49%

H股募集資金使用情況

本公司於一九九七年六月二十三日，公開發售在香港聯合交易所有限公司（「聯交所」）上市的H股連隨後兩次行使部分超額配股權配售在內的新H股335,000,000股，共籌得約人民幣1,615,500,000元（約港幣1,507,500,000元）。

發行H股籌集所得資金按招股書運用如下：

- 約人民幣87,900,000元用於支付新股發行費用；
- 約人民幣281,395,000元用於收購華農中國機械控股有限公司、上海強農（集團）股份有限公司、一拖寧波中策拖拉機汽車有限公司及投資一拖清江拖拉機有限公司、一拖瀋陽拖拉機有限公司、一拖（洛陽）收獲機械有限公司及一拖（洛陽）建築機械有限公司；
- 約人民幣342,580,000元用於購買固定資產和增值在建工程；
- 約人民幣305,900,000元用於償還銀行貸款和約人民幣102,000,000元用於償還中國一拖集團有限公司（「控股公司」）的款項；及
- 其餘用作補充本公司營運資金。

貨幣匯兑風險

目前本集團日常經營活動仍然在國內，大量的資金收入與資金支出以人民幣為主，有少量的資金支出以港幣為貨幣種類。本集團現金通常以短期存款的形式存于金融機構，銀行貸款均以人民幣幣種借入，並可以人民幣收入來償還。

於二零零二年六月三十日，本集團並無任何外幣存款質押情況。

2、　工程機械業務。產品結構調整的重點是：整合優勢，搶抓機遇，快速發展；公司將完善中小功率工業推土機，研製開發第二代、第三代壓實機械，為2003年提升工程機械產品銷量奠定基礎；攤鋪機械和攪拌機械，公司將加快新產品開發，滿足市場需求，確保在行業的領先地位。

3、　零部件業務的重點是，利用存量資產，開拓市場，利用經營規模提升經營業績。

4、　結合本集團經濟運行狀況，公司將繼續整合附屬公司業務，減少投資風險，提升投資回報。

二、　積極推行根據科爾尼管理諮詢方案制定的業務管理流程，加強和改善各項管理，提高員工素質和工作效率，重點是提高產品質量和售後水平；結合人才獎勵機制，鼓勵創新；加強資金管理，控制應收賬款總額，減少資金風險；擴大集中採購品種，進一步降低變動成本。

三、　繼續推進事業部管理模式的組織結構，建立科學的業績評價和分配體系，貼近市場，貼近用戶，建立能適應市場變化的營銷機制，增加實物銷量，擴大主營產品的市場佔有率。

本公司董事會相信，通過採取上述有效措施，將提升本公司的經營業績，使股東取得滿意的投資回報。

資金流動性及財務分析

於二零零二年六月三十日，本集團現金及銀行結餘約為人民幣824,237,000元，較二零零一年年末下降了約人民幣89,117,000元，下降幅度為9.76%；

於二零零二年六月三十日，本集團銀行貸款為人民幣305,100,000元，較二零零一年年末上升了人民幣48,040,000元，本集團並無長期銀行貸款。

於二零零二年六月三十日，本集團應收賬款及應收票據約為人民幣381,751,000元，較二零零一年年末下降了人民幣41,838,000元。本集團對應收賬款採取專業部門評價銷售商信用程度、並根據該用戶信用程度確定賒銷辦法的措施，使得2002年上半年列入損益賬之壞賬準備大幅下降人民幣23,600,000元。

報告期內，附屬公司主要產品銷量增幅較大，經營業績明顯改善。一拖(洛陽)建築機械有限公司、一拖(洛陽)工程機械有限公司的壓路機銷量與去年同比增長36.72%，推土機銷量與去年同比增長2倍；鎮江華通阿倫機械有限公司的拌和機械產品銷量增長1倍，鎮江華晨華通路面機械有限公司攤鋪機銷量與去年同比增長36.4%，市場佔有率32%，銷量及市場佔有率均為行業第一。但是，一拖(洛陽)收穫機械有限公司、一拖清江拖拉機有限公司、一拖瀋陽拖拉機有限公司的經營業績仍然虧損。

業績展望

2002年下半年，國民經濟運行仍將保持平穩增長勢頭，國家對西部開發及各級地方政府對基礎建設的投入，將會繼續拉動工程機械產品的需求增長，為提升本集團工程機械產品銷量帶來機遇；雖然拖拉機市場整體需求仍然低迷，並於近期內難以改觀，但預計需求將緩慢回升並繼續沿著低速平穩的軌道運行。下半年，隨著農村經濟結構的調整，大中型輪式拖拉機市場需求將繼續增長；由於市場競爭激烈，小型拖拉機保有量已基本達到飽和程度。面對下半年的市場形勢，本集團將採取有效措施提升公司的經營業績：

一、 繼續推行本集團農業機械業務、工程機械業務做強做大，零部件業務做精做專，開拓經營，整合附屬公司業務，提高投資回報和積極尋求國際合作的發展策略。除此以外，公司將調整產品結構，擴大經營規模，努力提高經營業績。

1、 農業機械業務。履帶拖拉機適應用戶需求，滿足市場，開發變型產品，擴大產品銷量；大中型輪式拖拉機根據市場變化，不斷改進和開發新產品，加快東方紅-350-1、304/404、500等型號的拖拉機推向市場的力度，形成有效銷量，進一步擴大市場佔有率；

根據農業種植結構調整的變化，公司將研製和開發具有自主知識產權的農機具，發揮本集團拖拉機與農機具配套的優勢，以帶動拖拉機和農機具同步增長；



業績回顧與經營分析

截至二零零二年六月三十日止期間，本集團共實現營業額人民幣1,040,237,000元，與去年同比增長14%；錄得虧損人民幣24,084,000元，與去年同比減虧人民幣13,865,000元。虧損得到遏制，經營業績得到顯著改善。減虧的主要原因是本公司主營業務的增長及本集團管理費用及列入損益賬之壞賬準備的減少所致，每股虧損人民幣3.07分。

二零零二年上半年，中國政府繼續實行穩健的貨幣政策和積極的財政政策，國民經濟發展仍然保持7.8%的增長速度；但受各種政策和環境的影響，拖拉機市場需求仍然在低位運行，與去年同比銷量基本持平，競爭激烈的局面沒有改善。上半年，拖拉機市場中，大中型拖拉機銷量與去年同比增長3.63%，小型拖拉機銷量與去年同比增長4.46%。工程機械市場上半年受國家西部大開發政策和「五縱七橫」等一系列重點工程建設項目的拉動，總體銷量與去年同比有大幅增長，其中壓路機行業5家主要生產廠的銷量與去年同比增長近三成；攤鋪機行業5家主要生產廠的銷量與去年同比增長57.8%。

報告期內，本公司銷售大中型拖拉機3,267台。其中履帶拖拉機銷售1,950台，與去年同比下降17.3%；小型拖拉機銷售28,710台，與去年同比下降0.6%；大中型輪式拖拉機銷售1,317台，同比增長三成多。

報告期內，本公司加快新產品研製開發的速度，成果顯著。投放市場的新產品30/40拖拉機銷量繼續呈上升勢頭，與去年同比增長36.35%；履帶拖拉機變型產品銷售與去年同比增長78.6%；東方紅350-1、304/404、500等型號的拖拉機已研製成功；TG70高原推土機關鍵技術獲重大突破。公司快速適應市場的能力得到增強。

報告期內，本公司管理層面對嚴峻的市場形勢，積極改革營銷體制和整合營銷體系，推進科爾尼管理諮詢方案，推行事業部管理模式，使經濟運行質量得到明顯提升：主要表現在：本集團的管理費用與去年同比減少人民幣13,429,000元，下降12.9%；列入損益賬之壞賬準備與去年同比減少人民幣23,600,000元，開拓經營收入與去年同比增加毛利人民幣29,220,000元；大中小型拖拉機單台變動成本與去年同比均有下降。

簡明綜合中期財務報表附註（續）

12. 關連人士交易（續）

(iv) 根據有關協議，日常研究及開發服務之全年定價乃根據本公司全年營業淨額0.2%計算。

(v) 根據有關協議，使用土地之全年租金為人民幣5,000,000元，除非有關之國有土地管理局宣佈調整土地租金。

(vi) 根據有關協議，商標使用的全年定價乃按本公司全年營業淨額的0.2%計算。

(vii) 根據有關協議，建築物及機器設備之租賃價格根據相關資產之折舊計算。

(viii) 根據有關協議，代理費用價格乃按照透過代理出售貨品之發票值之若干百分比計算。

(c) 於結算日，控股公司就若干給予本集團之銀行貸款及其他貸款作出最高分別達人民幣26,400,000元（二零零一年十二月三十一日：人民幣34,700,000元）及人民幣200,000元（二零零一年十二月三十一日：人民幣200,000元）之擔保。

13. 比較金額

若干比較金額已作重新分類，使其與本期之呈列方式一致。

12. 關連人士交易（續）

(b) 期內本公司之附屬公司，一拖清江拖拉機有限公司與其少數股東之重大交易概括如下：

	附註	截至六月三十日止六個月 二零零二年 未經審核 人民幣千元	二零零一年 未經審核 人民幣千元
銷售原材料及零部件	(i)	1,274	681
購買原材料及零部件	(i)	3,994	3,177
收取動力費	(ii)	585	768

(i) 根據有關協議，原材料及零部件之價格，在適用之情況下乃參考國家定價（即根據中國有關規定之指定價格）釐定，如該等原材料或零部件並無國家定價，則為市價或協定價格兩者之較低者，而協定價不得超過上一年價格再加上若干中國消費物價指數所調整百分率之數額。

(ii) 根據有關協議，動力之價格，在適用之情況下乃參考國家定價（即根據中國有關規定之指定價格）釐定，如該等服務並無國家定價，則為市價或協定價格兩者之較低者，而協定價不得超過上一年價格再加上若干中國消費物價指數所調整百分率之數額。

(iii) 根據有關協議，福利及後勤服務與運輸服務之價格，在適用之情況下乃參考國家定價（即根據中國有關規定之指定價格）釐定，如該等服務並無國家定價，則為市價或協定價格兩者之較低者，而協定價不得超過上一年價格再加上若干中國消費物價指數所調整百分率之數額。

簡明綜合中期財務報表附註（續）

12. 關連人士交易

(a) 期內，本集團與中國一拖集團有限公司（「控股公司」），包括控股公司之附屬公司及聯營公司的重大交易概括如下：

	附註	截至六月三十日止六個月 二零零二年 未經審核 人民幣千元	二零零一年 未經審核 人民幣千元
銷售原材料及零部件	(i)	62,286	53,678
購買原材料及零部件	(i)	86,437	111,658
支付動力費	(ii)	36,628	29,052
支付福利及後勤服務費	(iii)	11,612	17,466
支付運輸費	(iii)	1,880	1,718
支付研究及開發費用	(iv)	1,664	1,250
支付土地租金	(v)	2,500	2,500
支付商標費	(vi)	1,664	1,250
支付租金：			
建築物	(vii)	1,072	940
機器及設備	(vii)	1,178	2,747
支付代理服務費	(viii)	188	699

10. 或然負債

於結算日，本集團並無任何重大或然負債。

11. 資本承擔

本集團於結算日有以下資本承擔：

	二零零二年 六月三十日 未經審核 人民幣千元	二零零一年 十二月三十一日 經審核 人民幣千元
廠房及機器之資本承擔：		
已簽約	16,150	19,241
購入一聯營公司股權之資本承擔：		
已簽約	—	12,415

簡明綜合中期財務報表附註（續）

9. 應付賬款及應付票據

	附註	二零零二年六月三十日 未經審核 人民幣千元	二零零一年十二月三十一日 經審核 人民幣千元
應付賬款	(a)	315,648	307,611
應付票據	(b)	66,401	65,643
		382,049	373,254

(a) 於結算日，按照發票日之應付賬款賬齡分析如下：

	二零零二年六月三十日 未經審核 人民幣千元	二零零一年十二月三十一日 經審核 人民幣千元
3個月以內	203,384	179,238
4至6個月	35,998	40,861
7至12個月	24,004	38,860
1至2年	23,545	27,092
2年以上	28,717	21,560
	315,648	307,611

(b) 於結算日，本集團約有人民幣59,781,000元（二零零一年十二月三十一日：人民幣44,020,000元）應付票據是以本集團若干存款約人民幣88,697,000元（二零零一年十二月三十一日：人民幣23,302,000元）作抵押。

8. 應收賬款及應收票據

本集團與客戶之貿易主要以信貸方式進行，而客戶一般需要預付款項。客戶之信貸期一般為三十至九十日。

	附註	二零零二年六月三十日 未經審核 人民幣千元	二零零一年十二月三十一日 經審核 人民幣千元
應收賬款，淨額	(a)	346,892	354,333
應收票據		34,859	69,256
		381,751	423,589

(a) 於結算日，按照發票日及扣除準備後之應收賬款賬齡分析如下：

	二零零二年六月三十日 未經審核 人民幣千元	二零零一年十二月三十一日 經審核 人民幣千元
3個月以內	178,458	168,939
4至6個月	52,429	53,960
7至12個月	63,528	72,625
1至2年	46,542	48,666
2年以上	5,935	10,143
	346,892	354,333

簡明綜合中期財務報表附註（續）

4. 稅項（續）

由於本集團並無於香港賺取或源自香港之應課稅溢利，故於截至二零零二年六月三十日止期間並無就香港利得稅作出撥備(截至二零零一年六月三十日止六個月：無）。

本公司及其附屬公司之中國所得稅是根據現行法規、詮釋和慣例而釐定之期內估計應課稅溢利按適用稅率計算。

由於本集團於期內並無海外應課稅溢利，故並無作出海外利得稅撥備。

在期內或於二零零二年六月三十日，本公司並無任何重大未撥備之遞延稅項（二零零一年六月三十日：無）。

5. 撥往儲備

截至二零零二年六月三十日止六個月期間，本公司未有提取法定公積金或法定公益金（截至二零零一年六月三十日止六個月：無）。有關提取將會在年底時按中國公司法和本公司章程進行。

6. 中期股息

董事會不建議就截至二零零二年六月三十日止六個月期間派發任何中期股息（截至二零零一年六月三十日止六個月：無）。

7. 每股虧損

每股基本虧損乃根據期內股東應佔日常業務淨虧損約人民幣24,084,000元（截至二零零一年六月三十日止六個月：約人民幣37,949,000元）及期內已發行股之加權平均數785,000,000股（截至二零零一年六月三十日止六個月：785,000,000股）計算。

由於本公司並無任何潛在攤薄股，故此並無呈列每股攤薄虧損。

3. 經營業務虧損

本集團經營業務虧損已扣除／（計入）下列各項：

	截至六月三十日止六個月	
	二零零二年 未經審核 *人民幣千元*	二零零一年 未經審核 *人民幣千元*
固定資產折舊	50,765	41,860
固定資產減值	10,000	—
壞賬準備	13,000	36,600
利息收入	(8,113)	(17,399)
來自非上市投資之股息收入	(1,503)	—

4. 稅項

	截至六月三十日止六個月	
	二零零二年 未經審核 *人民幣千元*	二零零一年 未經審核 *人民幣千元*
本公司及附屬公司：		
中國所得稅	5,648	4,376
遞延稅項	(1,234)	—
	4,414	4,376
應佔稅項：		
聯合控制企業	422	461
聯營公司	247	75
期內稅務支出	5,083	4,912

簡明綜合中期財務報表附註（續）

2. 營業額及分類資料

營業額為已銷貨品之發票金額扣除折扣和退貨後之淨額，也不包括銷售稅項和集團內部交易額。本集團主要從事製造及銷售農業拖拉機及有關零部件、工程機械、路面機械及農業收穫機械。

(a) 業務分類

	拖拉機		路面機械		工程機械		收穫機械		其他		抵銷		綜合	
	截至六月三十日止六個月													
	二零零二年 未經審核 人民幣千元	二零零一年 未經審核 人民幣千元	二零零二年 未經審核 人民幣千元	二零零一年 未經審核 人民幣千元	二零零二年 未經審核 人民幣千元	二零零一年 未經審核 人民幣千元	二零零二年 未經審核 人民幣千元	二零零一年 未經審核 人民幣千元	二零零二年 未經審核 人民幣千元	二零零一年 未經審核 人民幣千元	二零零二年 未經審核 人民幣千元	二零零一年 未經審核 人民幣千元	二零零二年 未經審核 人民幣千元	二零零一年 未經審核 人民幣千元
分類收入：														
對外銷售	695,917	649,643	242,247	194,055	56,665	39,162	10,317	26,205	5,088	3,104	–	–	1,040,237	912,170
分類間的銷售	10,958	21,731	–	–	12,432	65,682	–	–	–	–	(23,390)	(90,613)	–	–
合計	706,875	671,374	242,247	194,055	69,100	104,844	10,317	26,205	5,088	3,104	(23,390)	(90,613)	1,040,237	912,170
分類業績	(36,409)	(61,422)	13,305	13,968	(1,674)	(131)	(6,955)	(3,663)	(119)	(496)	–	–	(21,162)	(46,794)
利息、股息及投資收入													9,616	17,399
經營業務虧損													(11,546)	(29,395)
財務費用													(10,617)	(11,551)
應佔溢利：														
聯合控制企業	2,109	1,424											2,109	1,424
聯營公司									2,016	15			2,016	15
除稅前虧損													(18,038)	(39,507)
稅項													(5,083)	(4,912)
未計少數股東權益前虧損													(23,121)	(44,419)
少數股東權益													(963)	6,770
股東應佔日常業務虧損淨額													(24,084)	(37,649)

(b) 地區分類

本集團超過百分之九十的收入及業績均源自中華人民共和國（「中國」）的業務，故並無呈列地區分類資料。

1. 主要會計政策

本集團之未經審核簡明綜合中期財務報表乃根據香港會計師公會所頒佈的香港會計實務準則（「會計實務準則」）第25號「中期財務報告」而編製。

除下列在編製本期間之簡明綜合中期財務報表時首次採用之新訂／經修訂會計實務準則外，在編製本簡明綜合中期財務報表所採用之會計政策及編列基準乃與截至二零零一年十二月三十一日止年度經審核財務報表所採用者一致：

- 會計實務準則第1號（經修訂）：「財務報表之呈報方式」
- 會計實務準則第11號（經修訂）：「外幣換算」
- 會計實務準則第15號（經修訂）：「現金流量表」
- 會計實務準則第33號：「終止經營業務」
- 會計實務準則第34號：「僱員福利」

其主要影響概述如下：

會計實務準則第1號（經修訂）訂明財務報表之呈報基準及載列其結構之指引及內容之最低要求。是項會計實務準則之主要修訂為，把呈報已確認收益及虧損表之規定變為呈報資本變動表。本中期報告期間之簡明綜合資本變動表及比較數字已根據是項經修訂會計實務準則之規定呈列。

會計實務準則第15號（經修訂）訂明須透過現金流量表，提供有關現金及現金等價物之過往變動資料，而現金流量表把期內之現金流量表歸類為營運、投資及籌資活動。本中期報告期間之簡明綜合現金流量表及比較數字已根據經修訂會計實務準則之規則呈報。

會計實務準則第34號訂明僱員福利之會計處理方法及披露規定。是項會計實務準則對該等簡明綜合中期財務報表並無構成任何重要影響。

簡明綜合現金流量表

（按香港會計準則編製）

	截至六月三十日止六個月	
	二零零二年 未經審核 人民幣千元	二零零一年 未經審核 人民幣千元
經營業務之淨現金流入／（流出）	129,034	(22,192)
投資活動	(208,170)	(61,055)
籌資活動前之淨現金流出	(79,136)	(83,247)
籌資活動	37,423	(7,159)
現金及現金等價物之減少	(41,713)	(90,406)
期初之現金及現金等價物	318,401	427,909
期末之現金及現金等價物	276,688	337,503
現金及現金等價物之餘額分析		
現金及銀行存款	185,611	328,294
存款期少於三個月的非抵押定期存款	91,077	9,209
	276,688	337,503



簡明綜合資產負債表（續）

（按香港會計準則編製）

	二零零二年 六月三十日 未經審核 *人民幣千元*	二零零一年 十二月三十一日 經審核 *人民幣千元*
股本及儲備		
股本	785,000	785,000
儲備	1,299,248	1,323,332
	2,084,248	2,108,332

簡明綜合資產負債表
（按香港會計準則編製）

	附註	二零零二年 六月三十日 未經審核 人民幣千元	二零零一年 十二月三十一日 經審核 人民幣千元
非流動資產			
固定資產		750,843	801,858
在建工程		69,388	59,032
聯合控制企業權益		31,075	29,388
聯營公司權益		14,184	—
長期投資		91,851	91,608
		957,341	981,886
流動資產			
存貨		573,198	559,455
應收賬款及應收票據	8	381,751	423,589
其他應收款		412,560	128,031
短期投資		83,322	82,264
已抵押存款		88,697	23,302
現金及現金等價物		735,540	890,052
		2,275,068	2,106,693
流動負債			
應付賬款及應付票據	9	382,049	373,254
應交稅金		4,346	2,533
其他應付款及應計負債		389,656	280,119
附帶利息之銀行和其他貸款		305,100	257,060
		1,081,151	912,966
淨流動資產		1,193,917	1,193,727
資產總額減流動負債		2,151,258	2,175,613
非流動負債			
遞延稅項		—	1,234
少數股東權益		67,010	66,047
		2,084,248	2,108,332



簡明綜合資本變動表
(按香港會計準則編製)

	股本 未經審核 人民幣千元	資本 公積 未經審核 人民幣千元	法定 公積金 未經審核 人民幣千元	法定 公益金 未經審核 人民幣千元	儲備 基金 未經審核 人民幣千元	企業 發展基金 未經審核 人民幣千元	累積 虧損 未經審核 人民幣千元	合計 未經審核 人民幣千元
於二零零二年一月一日	785,000	1,378,840	58,578	58,578	834	590	(174,088)	2,108,332
股東應佔虧損淨額	–	–	–	–	–	–	(24,084)	(24,084)
於二零零二年六月三十日	785,000	1,378,840	58,578	58,578	834	590	(198,172)	2,084,248
於二零零一年一月一日	785,000	1,378,840	58,169	58,169	564	320	(54,931)	2,226,131
股東應佔虧損淨額	–	–	–	–	–	–	(37,949)	(37,949)
於二零零一年六月三十日	785,000	1,378,840	58,169	58,169	564	320	(92,880)	2,188,182

第一拖拉機股份有限公司（「本公司」）董事會（「董事會」）茲宣佈本公司及其附屬公司（統稱「本集團」）截至二零零二年六月三十日止六個月未經審核綜合中期業績，連同二零零一年同期比較數字。本簡明綜合中期業績未經審核，但經本公司審核委員會審閱。

簡明綜合損益表

（按香港會計準則編製）

		截至六月三十日止六個月	
	附註	二零零二年 未經審核 人民幣千元	二零零一年 未經審核 人民幣千元
營業額	2	1,040,237	912,170
銷售成本		(909,554)	(795,477)
毛利		130,683	116,693
其他收入及收益		28,038	39,581
銷售及分銷成本		(53,821)	(38,739)
管理費用		(90,493)	(103,922)
其他經營費用		(25,953)	(43,008)
經營業務虧損	3	(11,546)	(29,395)
財務費用		(10,617)	(11,851)
應佔聯合控制企業溢利		2,109	1,424
應佔聯營公司溢利		2,016	15
除税前虧損		(18,038)	(39,807)
税項	4	(5,083)	(4,912)
未計少數股東權益前虧損		(23,121)	(44,719)
少數股東權益		(963)	6,770
股東應佔日常業務淨虧損		(24,084)	(37,949)
每股虧損－基本	7	人民幣(3.07)分	人民幣(4.83) 分

Designed and produced by: **Wonderful Sky Public Relations & Financial Consultant Co. Ltd.** Tel.: **2851 1038**

FIRST TRACTOR COMPANY LIMITED

第一拖拉機股份有限公司



2002年中期業績報告

Listed Companies Information

FIRST TRACTOR<00038> - Results Announcement (Summary)

First Tractor Company Limited announced on 23/8/2002:
(stock code: 38)
Year end date: 31/12/2002
Currency: RMB
Auditors' Report: N/A
Review of Interim Report by: Audit Committee

	(Unaudited) Current Period from 1/1/2002 to 30/6/2002 ('000)	(Unaudited) Last Corresponding Period from 1/1/2001 to 30/6/2001 ('000)
Turnover	: 1,040,237	912,170
Profit/(Loss) from Operations	: (11,546)	(29,395)
Finance cost	: (10,617)	(11,851)
Share of Profit/(Loss) of Associates	: 2,016	15
Share of Profit/(Loss) of Jointly Controlled Entities	: 2,109	1,424
Profit/(Loss) after Tax & MI	: (24,084)	(37,949)
% Change over Last Period	: N/A	
EPS/(LPS)-Basic	: (RMB3.07cents)	(RMB4.83cents)
-Diluted	: N/A	N/A
Extraordinary (ETD) Gain/(Loss)	: -	-
Profit/(Loss) after ETD Items	: (24,084)	(37,949)
Interim Dividend per H Share	: NIL	NIL
(Specify if with other options)	: N/A	N/A
B/C Dates for Interim Dividend	: N/A	
Payable Date	: N/A	
B/C Dates for (-) General Meeting	: N/A	
Other Distribution for Current Period	: NIL	
B/C Dates for Other Distribution	: N/A	

Remark:

LOSS PER SHARE

The calculation of basic loss per share is based on the net loss from ordinary activities attributable to shareholders for the period of approximately RMB24,084,000 (six months ended 30 June 2001: RMB37,949,000) and the weighted average of 785,000,000 (six months ended 30 June 2001: 785,000,000) ordinary shares in issue during the period.

No diluted loss per share is presented as the Company does not have any dilutive potential ordinary shares

COPY

FIRST TRACTOR COMPANY LIMITED

第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2002 INTERIM RESULTS ANNOUNCEMENT

UNAUDITED INTERIM RESULTS

The board of directors (the "Board") of First Tractor Company Limited (the "Company") hereby announces the unaudited consolidated interim results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2002, together with the comparative figures for the corresponding period in 2001. The condensed consolidated interim financial statements are unaudited, but have been reviewed by the Company's audit committee.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

(Prepared in accordance with Hong Kong accounting standards)

	Notes	For six months ended 30 June 2002 Unaudited *RMB'000*	2001 Unaudited *RMB'000*
TURNOVER	2	1,040,237	912,170
Cost of sales		(909,554)	(795,477)
Gross profit		130,683	116,693
Other revenue and gains		28,038	39,351
Selling and distribution costs		(53,821)	(38,739)
Administrative expenses		(90,493)	(103,922)
Other operating expenses		(25,953)	(43,008)
LOSS FROM OPERATING ACTIVITIES	3	(11,546)	(29,395)
Finance costs		(10,617)	(11,851)
Share of profit of a jointly-controlled entity		2,109	1,424
Share of profits of associates		2,016	15
LOSS BEFORE TAX		(18,038)	(39,807)
Tax	4	(5,083)	(4,912)
LOSS BEFORE MINORITY INTERESTS		(23,121)	(44,719)
Minority interests		(963)	6,770
NET LOSS FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		(24,084)	(37,949)
LOSS PER SHARE - BASIC	7	RMB(3.07) cents	RMB(4.83) cents

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements are prepared in accordance with Hong Kong Statements of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The accounting policies and basis of presentation used in the preparation of these interim financial statements are the same as those used in the annual audited financial statements for the year ended 31 December 2001, except for the following new/revised SSAPs which have been adopted for the first time in the preparation of the current period's condensed consolidated interim financial statements:

- SSAP 1 (Revised): "Presentation of financial statements"
- SSAP 11 (Revised): "Foreign currency translation"
- SSAP 15 (Revised): "Cash flow statements"
- SSAP 33: "Discontinuing operations"
- SSAP 34: "Employee benefits"

A summary of their major effects is as follows:

SSAP 1 (Revised) prescribes the basis for the presentation of financial statements and sets out guidelines for their structure and minimum requirements for the content thereof. The main revision to this SSAP is to change the requirements from presenting a statement of recognised gains and losses to a statement of changes in equity. The condensed consolidated statement of changes in equity for the current interim period and the comparative figures have been presented in accordance with the revised SSAP.

SSAP 15 (Revised) prescribes the provision of information about the historical changes in cash and cash equivalents by means of a cash flow statement which classifies cash flows during the period into operating, investing and financing activities. The condensed consolidated cash flow statement for current interim period and the comparative figures have been presented in accordance with the revised SSAP.

SSAP 34 prescribes the accounting treatment and disclosures for employee benefits. This SSAP has not had any material impact on these financial statements.

2. TURNOVER AND SEGMENT INFORMATION

Turnover represents the invoiced value of goods sold, net of discounts and returns, and excludes sales taxes and intra-group transactions. The Group is principally engaged in the manufacture and sale of agricultural tractors and related parts and components, construction machinery, road machinery and agricultural harvesting machinery.

(a) Business segments

For six months ended 30 June (all columns Unaudited, RMB'000)

	Tractors 2002	Tractors 2001	Road machinery 2002	Road machinery 2001	Construction machinery 2002	Construction machinery 2001	Harvesting machinery 2002	Harvesting machinery 2001	Others 2002	Others 2001	Eliminations 2002	Eliminations 2001	Consolidated 2002	Consolidated 2001
Segment revenue:														
Sales to external customers	695,317	649,643	242,247	194,056	86,668	39,162	10,317	26,205	5,033	3,104	–	–	1,040,237	912,170
Intersegment sales	10,953	21,731	–	–	12,432	63,882	–	–	–	–	(21,390)	(90,613)	–	–
Total	706,673	671,374	242,247	194,056	99,100	103,044	10,317	26,205	5,033	3,104	(21,390)	(90,613)	1,040,237	912,170
Segment results	(26,439)	(51,472)	13,905	12,961	(1,674)	(181)	(6,965)	(3,663)	(19)	(496)	–	–	(21,162)	(46,794)
Interest, dividend and investment income													9,616	17,399
Loss from operating activities													(11,546)	(29,395)
Finance costs													(10,617)	(11,851)
Share of profits of:														
Jointly-controlled entity	2,109	1,424											2,109	1,424
Associates									2,016	15			2,016	15
Loss before tax													(18,038)	(39,807)
Tax													(5,083)	(4,912)
Loss before minority interests													(23,121)	(44,719)
Minority interests													(963)	6,770
Net loss from ordinary activities attributable to shareholders													(24,084)	(37,949)

(b) Geographical segments

Over 90% of the Group's revenue and results are derived from operations carried out in the People's Republic of China (the "PRC") and accordingly, no geographical segment information is presented.

3. LOSS FROM OPERATING ACTIVITIES

The Group's loss from operating activities is arrived at after charging/(crediting):

	For six months ended 30 June 2002 Unaudited *RMB'000*	2001 Unaudited *RMB'000*
Depreciation of fixed assets	50,765	41,860
Impairment of fixed assets	10,000	—
Provision for doubtful debts	13,000	36,600
Interest income	(8,113)	(17,399)
Dividend income from unlisted investments	(1,503)	—

4. TAX

	For six months ended 30 June 2002 Unaudited *RMB'000*	2001 Unaudited *RMB'000*
The Company and subsidiaries:		
PRC income tax provided for the period	5,648	4,376
Deferred tax	(1,234)	—
	4,414	4,376
Share of tax attributable to:		
Jointly-controlled entity	422	461
Associates	247	75
Tax charge for the period	5,083	4,912

FIRST TRACTOR COMPANY LIMITED

第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2002 INTERIM RESULTS ANNOUNCEMENT

No provision for Hong Kong profits tax has been made as the Group had no assessable profits earned in or derived from Hong Kong during the two periods ended 30 June 2002.

The PRC income tax for the Company and its subsidiaries is calculated at the applicable tax rates on the estimated assessable profits for the period based on existing legislation, interpretations and practices in respect thereof.

No provision for overseas profits tax has been made for the Group as there were no overseas assessable profits for the period.

There was no material unprovided deferred tax during the period or at 30 June 2002 (30 June 2001: Nil).

5. TRANSFER TO RESERVES

No appropriations were made to the statutory common reserve and statutory public welfare fund by the Company for the six months ended 30 June 2002 (for the six months ended 30 June 2001: Nil). Such appropriations will be made at the year end in accordance with the PRC Company Law and the Company's articles of association.

6. INTERIM DIVIDEND

The Board does not recommend the payment of any interim dividend for the six months ended 30 June 2002 (for the six months ended 30 June 2001: Nil).

7. LOSS PER SHARE

The calculation of basic loss per share is based on the net loss from ordinary activities attributable to shareholders for the period of approximately RMB24,084,000 (for the six months ended 30 June 2001: approximately RMB37,949,000) and the weighted average of 785,000,000 shares (for the six months ended 30 June 2001: 785,000,000 shares) in issue during the period.

No diluted loss per share is presented as the Company does not have any dilutive potential shares.

BUSINESS REVIEW AND OPERATION ANALYSIS

During the period ended 30 June 2002, the Group recorded a turnover of RMB1,040,237,000, representing an increase of 14% over the corresponding period last year and incurred a loss of RMB24,084,000, representing a decrease of RMB13,865,000 over the corresponding period last year. The decrease in loss, which resulted in a significant improvement in the operating results, was primarily a result of the growth in principal operations of the Company and a reduction in administrative expenses and provision for bad debts to profit and loss account of the Group. Loss per share was RMB3.07 cents.

During the first half of 2002, the PRC government continued to implement prudent monetary policy and positive fiscal policy, which maintained the economic development with 7.8% growth in national economy. However, the agricultural machinery industry was adversely affected by various government policies and environmental factors. The demand in tractors market was still low and sales basically maintained its level over the corresponding period last year. There was still no improvement in the keen competition of the market. During the first half of the year, in the tractor market, sales of large and medium tractors increased by 3.63% over the corresponding period last year, while sales of small tractors increased by 4.46% over the corresponding period last year. The construction machinery market was boosted by the grand development strategy in western region and series of prime construction projects like "five highways construction projects linking northern and southern regions, and seven projects linking eastern and western regions" of the State, resulted in a substantial increase in the total sales over the corresponding period last year. In particular, sales of five major production plants of rollers increased by nearly 30% over the corresponding period last year, while sales of five major production plants of pavers increased by 57.8% over the corresponding period last year.

During the period, the Company sold 3,267 large and medium tractors, of which 1,950 are crawler tractors, representing a decrease of 17.3% over the corresponding period last year. The Company also sold 28,710 small tractors, representing a decrease of 0.6% over the corresponding period last year. Besides, 1,317 large and medium wheeled tractors were sold, representing an increase of more than 30% over the corresponding period last year.

During the period, the Company has speeded up the research and development of new products and achieved significant results. Sales of 30/40 tractors, a new product launched in the market, continued the uprise trend and increased by 36.35% over the corresponding period last year. Sales of crawler tractor transformed versions increased by 78.6% over the corresponding period last year. Dongfanghong 350-1, 304/404, 500 etc. tractors have been successfully developed. The development of key technologies of TG70 plateau bulldozers have achieved significant breakthroughs. The Company has strengthened its ability in responding swiftly to the market.

During the period, facing with sluggish market conditions, the management of the Company actively reform and integrate its sales system, launch management plans of A.T. Kearney Co., Ltd. and implement the divisional management approach. This has resulted in a significant enhancement in quality of economic operations. The positive effect was reflected on: administrative expenses of the Group decreased by approximately RMB13,429,000 or 12.9% over the corresponding period last year; provision for bad debts charged to profit and loss account decreased by RMB23,600,000 over the corresponding period last year and operational expansion income shows an increase of gross profit RMB29,220,000 over the corresponding period last year. Besides, there is a fall in the variable unit costs of both large and medium tractors as well as small tractors over the corresponding period last year.

During the period, the growth in the sales of major products of the subsidiaries increased and the operating results were significantly improved. Sales of rollers of Yituo (Luoyang) Building Machinery Co., Ltd. and Yituo (Luoyang) Construction Machinery Co., Ltd. increased by 36.72%, while sales of bulldozers increased by 200% when compared with the corresponding period last year. Sales of mixers machinery products of Zhenjiang Huatong Aran Machinery Company Limited increased by 100%. Sales of pavers of Zhenjiang Huachen Huatong Road Machinery Company Limited increased by 36.4% over the corresponding period last year and its market share reached 32%. Both its sales and market share are top-ranked in the industry. However, Yituo (Luoyang) Harvester Co., Ltd., First Tractor Qingjiang Tractor Company Limited and First Tractor Shenyang Tractor Company Limited still recorded a loss in its operating results.

PROSPECT

In the second half of the year 2002, national economy will continue to develop steadily. The western development strategy of the State and the investment in basic infrastructure by all levels of local government will continue to drive the growth in demand for construction machinery products. This will create more opportunities for the Group to sell its construction machinery products. Although the overall demand in tractor market remained weak and could hardly improve in near term, it was expected that the demand will slowly increase and steadily retain in low track. For the second half of the year, with the adjustment in economic structure of farm villages, the market demand for large and medium wheeled tractors will continue to increase; while the possession rate of small tractors has basically reached saturation due to keen competition in market. In view of the market trends in the second half of the year, the Group will adopt effective measures to improve the Company's operating results:

1. Continue to strengthen and enlarge the agricultural machinery and construction machinery businesses of the Group; enlarge business opportunities by specialisation in the Company's specialised component plants; integrate businesses of subsidiaries, increase the investment return and actively seeking international cooperation opportunities. Besides, the Company will adjust the product mix and enlarge scale of operations to strive for enhancement in operating results.

   (1) Agricultural machinery business. In response to the needs of customers and to cater for market demand, the crawler tractor business will develop transformed products to maximize product sales; large and medium wheeled tractors will continuously improve and to develop new products based on market changes, and the launch of such tractor models as Dongfanghong-350-1, 304/404, 500 etc. into the market will be speeded up and reinforced, thereby creating an effective sales force to further enlarge its market share;

   Based on the changes after adjusting the agricultural planting structure, the Company will produce and develop agricultural machinery with autonomous intellectual property right, and will take advantage of the competitive edge of tractor's auxiliary agricultural machinery of the Group to boost the simultaneous growth of tractors and agricultural machinery businesses;

   (2) Construction machinery business. The prime objectives of product mix adjustment is to combine the competitive edge, to grasp the business opportunities and to accelerate the development. The Company will improve medium and small power industrial bulldozers, produce and develop the second- and third-generation rolling machinery, so as to pave the basis for enhancing sales of construction machinery products for 2003. For paving and mixing machinery, the Company will develop new products in response to market needs so as to maintain its leadership in the industry.

   (3) The focus of components business will be to utilize resources of assets, to develop new markets and to improve operating results through scales of operations.

   (4) Based on the economic operational conditions of the Group, the Company will continue to integrate its subsidiaries' business, reduce investment risk and enhance investment return.

2. Proactively implement the business management flow formulated by consultants A.T. Kearney Co., Ltd. based on its management consulting plan, reinforce and improve management on various aspects, improve staff quality and work efficiency and the focus is on enhancing product quality and after-sales service standard. Encourage innovation by way of rewarding scheme for talented staff. Reinforce fund management, control the total amount of trade receivables, reduce capital risk. Diversifying core types of procurement and further reduce variable cost.

3. Continue to enforce the organizational structure of divisional management approach, establish scientific results appraisal and allocation system, keep abreast of the needs of market and users, establish sales mechanism to adapt to market changes, increase sales of physical products, maximize market share of major products:

   The Board of the Company believes that the adoption of the above effective measures will help the Company to enhance its operating results and establish satisfactory investment return for shareholders.

LIQUIDITY AND FINANCIAL ANALYSIS

As at 30 June 2002, the cash and bank balances of the Group amounted to approximately RMB824,237,000 which had decreased by approximately RMB89,117,000, representing a decline of 9.76% compared with the end of 2001.

As at 30 June 2002, the Group's bank loans amounted to RMB305,100,000, an increase of RMB48,040,000 compared to the end of 2001. The Group had no long term bank loans.

FIRST TRACTOR COMPANY LIMITED

第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2002 INTERIM RESULTS ANNOUNCEMENT

As at 30 June 2002, trade and bills receivables of the Group amounted to approximately RMB381,751,000, decreased by approximately RMB41,838,000 compared with the end of 2001. The Group assessed its trade receivables through reviewing of creditability of customers by specialised department and confirmed lending *terms based on the creditability of these customers. This has resulted in a substantial decrease of RMB23,600,000* provision for bad debts charged to profit and loss account in the first half of 2002.

Financial Statistics:

Items	Basis of calculation	As at 30 June 2002	As at 31 December 2001
Gearing ratio	Total liabilities/total assets x 100%	35.52%	31.74%
Current ratio	Current assets/current liabilities	2.10	2.31
Quick ratio	(Current assets – inventories)/current liabilities	1.57	1.69
Debt equity ratio	Total liabilities/shareholders' equity x 100%	55.09%	46.49%

CURRENCY EXCHANGE RISK

Normal operating activities of the Group were mainly carried out in the PRC and most of the capital income and expenditures were made in Renminbi while few of them were made in Hong Kong dollars. Cash balances of the Group were usually placed in the financial institutions in the form of short-term time deposits. The banking facilities of the Group were granted in Renminbi which could be repaid out of the income received in Renminbi.

As at 30 June 2002, the Group has not pledged any of its foreign currency deposits.

PLEDGE OF ASSETS

As at 30 June 2002, certain of the Group's buildings and machinery with an aggregate carrying value of approximately RMB36,376,000 were pledged to banks to secure certain short term bank loans granted to the Group.

Apart from this, certain deposits amounting to approximately RMB88,697,000 were pledged to banks to secure general banking facilities granted by banks to the Group.

APPLICATION OF THE PROCEEDS FROM THE H SHARES ISSUE

The Company raised approximately RMB1,615,500,000 (approximately HK$1,507,500,000) by the issue of 335,000,000 new H shares under the initial public offering of the Company's H Shares listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 23 June 1997 and two subsequent partial exercises of over-allotment option.

The proceeds from the H Shares issue were used in accordance with the prospectus as follows:

- as to approximately RMB87,900,000 for payment of new issue expenses.
- as to approximately RMB281,395,000 for the acquisition of shares in Brilliance China Machinery Holdings Limited ("BCM"), Shanghai Qiangnong (Group) Company Limited and First Tractor Ningbo C.S.I. Tractor & Automobile Corp., Ltd. as well as investment in First Tractor Qingjiang Tractor Company Limited, First Tractor Shenyang Tractor Company Limited, Yituo (Luoyang) Harvester Co., Ltd. and Yituo (Luoyang) Building Machinery Co., Ltd.
- as to approximately RMB342,580,000 for the acquisition of fixed assets and additional construction-in-progress;
- as to approximately RMB305,900,000 for the repayment of bank loans and approximately RMB102,000,000 for the repayment of a debt owing to China First Tractor Group Company Limited (the "Holding"); and
- as to the balance for the Company's additional general working capital.

SHARES HELD BY DIRECTORS AND SUPERVISORS

None of the directors, supervisors or members of the senior management of the Company or their associates had any interests in the shares or debentures of the Company or any of its associated corporations during the period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company, nor any of its subsidiaries has purchased, sold or redeemed any of the shares of the Company during the six months ended 30 June 2002.

DISCLOSURE OF SIGNIFICANT EVENTS

In June 2002, the Company acquired 99.9% interest in First Tractor Group Finance Limited (the "Finance Company") from the Holding for a consideration of RMB838,000. Subsequently, the Company has undertaken reorganization in respect of the registered capital and shareholding of the Finance Company in accordance with the provisions and requirements of the People's Bank of China. Currently, the Finance Company is applying to the People's Bank of China for the relevant approval.

On 23 August 2002, the Board of the Company unanimously approved the appointment of Mr. Zhang Guo Long as company secretary and the retirement of Mr. Jiang Guo Liang from the position of company secretary.

CHANGES IN SHAREHOLDERS AND SHARE CAPITAL STRUCTURE

Share capital structure

As at 30 June 2002, the Company issued a total of 785,000,000 shares. Its share capital structure was as follows:

Class of shares		Number of shares	Percentage (%)
(1)	Non-circulating State-owned legal person shares	450,000,000	57.32
(2)	Circulating and listed on the Stock Exchange (H shares)	335,000,000	42.68
Total		785,000,000	100.00

SHARE HELD BY SUBSTANTIAL SHAREHOLDERS

As at 30 June 2002, the register of shareholders maintained pursuant to section 16(1) of the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong) ("SDI Ordinance") shows that the following shareholders with interests representing 10% or more of the Company's issued share capital:

Name of Shareholder	Class of shares	Number of shares	Percentage of total share capital (%)
China First Tractor Group Company Limited	State-owned legal person shares	450,000,000	57.32
The HKSCC Nominees Limited	H shares	329,167,999	41.93

The HKSCC Nominees Limited confirmed that as at 30 June 2002, Hongkong & Shanghai Banking Corporation Ltd. and Bank of China (Hong Kong) Limited held 35,648,000 H shares and 42,196,000 H shares of the Company, respectively, accounting for 10.64% and 12.6% of the issued H shares of the Company, respectively.

Save as disclosed herein, the Board is not aware of any persons directly or indirectly interested in 10% or more in the shares of the Company as recorded in the register required to be kept under section 16(1) of the SDI Ordinance.

STAFF, REMUNERATION AND TRAINING

As at 30 June 2002, there was a total of 15,029 staff in the Company. Remuneration totalled RMB69,290,000 were the total emoluments of the staff during the reporting period.

During the reporting period, the Company strengthened the staff's internal exchange and vocational training. 1,346 staff of the Company participated in over 20 hours systematic training so as to further enhance their technical and vocational skills.

STAFF QUARTER

As all staff quarters have been retained by the Holding, the Company does not have any staff quarters to sell to its staff. Pursuant to its existing policy, the staff of the Company shall buy the staff quarters at their own expenses (including quarters retained by the Holding).

DESIGNATED DEPOSITS

All deposits of the Company were placed in the PRC State-owned banks and their branches and the Company had no deposits with any non-banking financial institutions. The Company has granted loans of RMB70,000,000 and RMB2,000,000 to its two subsidiaries, namely, Yituo (Luoyang) Building Machinery Co., Ltd. and Guizhou Zhenning Biological Industrial Co., Ltd., respectively. However, in accordance with the requirement of prohibition of inter-company loans in the PRC, certain banks have been appointed to handle the loan matter. Such amount has been eliminated upon the preparation of the Group's condensed consolidated balance sheet. Save as aforesaid, all deposits of the Company were not in the form of designated deposits with the banks and there were no unrecovered fixed deposits upon maturity.

MATERIAL LITIGATION

During the period, the Company was not involved in any material litigation or arbitration of any material importance.

POLICY ON UNIFIED INCOME TAX

For the six months ended 30 June 2002, the corporate income tax of the Company is subject to 33% tax rate based on its assessable profits.

CODE OF BEST PRACTICE

In the opinion of the Board, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules during the period ended 30 June 2002.

PUBLICATION OF INFORMATION ON THE STOCK EXCHANGE

A compact disc containing the detailed results of the Company as required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be delivered to the Stock Exchange before 30 August 2002 and will be available for publication on the web-site of the Stock Exchange.

By Order of the Board
Dong Yong An
Chairman

Luoyang, Henan Province, the PRC
23 August 2002

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FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CENTRALIZATION OF
INTERNAL FINANCIAL AND TREASURY MANAGEMENT FUNCTION

The Group intends to centralize its internal treasury management function into one single entity, First Tractor Finance, in order to strengthen its treasury and financial management functions of the Group.

The Group intends to centralize its internal financial and treasury management functions which at present are primarily carried out by a number of subsidiaries of the Company, namely Yituo Construction and Yituo Building, into one single entity. The Directors are of the opinion that the centralization of its dispersed internal financial and treasury management functions into one single entity can strengthen its operational and financial management of the Group through its centralized treasury management team.

In order to centralize its internal financial and treasury management functions, on 9 June 2002 and 14 June 2002, Yituo Building and the Company, respectively, acquired 0.1% and 99.9% equity interests in First Tractor Finance, on normal commercial terms, from an independent third party not connected with any director, the chief executive or substantial shareholders of the Company and their respective associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")), and China First Tractor, respectively, at an aggregate cash consideration of about RMB0.84 million after arm's-length negotiation and consideration of the unaudited NTA of First Tractor Finance of about RMB0.66 million as of 9 June 2002. The acquisition is a connected transaction exempt from disclosure and shareholders' approval requirements under rule 14.24(5) of the Listing Rules.

Prior to the acquisition, First Tractor Finance primarily acted as an internal banking unit for China First Tractor Group, serving as deposit holders and providing banking facilities

for member companies of China First Tractor Group. And since the acquisition, there were no transactions between China First Tractor Group and First Tractor Finance, save for the transactions between the Group and First Tractor Finance.

With a view to centralize its internal financial and treasury management functions into First Tractor Finance, on 18 June 2002, the registered capital of First Tractor Finance was raised from RMB0.66 million to RMB300 million in the form of cash financed by the Group's internal resources in order to facilitate its functions, in particular, providing banking facilities to member companies of the Group. As the original license for financial institution registration status subsequent to the acquisition became no longer valid, theGroup has applied for a financial institution registration status as required by the People's Bank of China. The directors of the Company currently intend that First Tractor Finance provides services to member companies of the Group.

General

Pursuant to the articles of association of First Tractor Finance and after the acquisition, the principal activities of First Tractor Finance comprises, among others, provision of banking facilities and acting as deposit holders for companies under the group of which First Tractor Finance is a member company.

The principal business of the Company is engaged in the manufacture of agricultural tractors in the PRC.

Definitions

"Board"	the board of Directors
"China First Tractor"	China First Tractor Group Company Limited (中國一拖集團有限公司), a PRC company with limited liability and holds about 57.3% equity interests of the Company
"China First Tractor Group"	China First Tractor and its subsidiaries
"Company"	First Tractor Company Limited
"Directors"	the directors of the Company
"First Tractor Finance"	First Tractor Group Finance Limited (中國一拖集團財務有限責任公司), a company established in the PRC with limited liability, which became a subsidiary of the Company after being acquired by the Group in June 2002
"Group"	the Company and its subsidiaries
"NTA"	net tangible assets

"PRC"	the People's Republic of China
"Yituo Building"	Yituo (Luoyang) Building Machinery Co., Ltd. (一拖(洛陽)建築機械有限公司), a company established in the PRC, which is owned as to 95% and 5% by the Company and an independent third party, respectively
"Yituo Construction"	Yituo (Luoyang) Construction Machinery Co., Ltd. (一拖(洛陽)工程機械有限公司), a company established in the PRC, which is owned as to 95% and 5% by the Company and an independent third party, respectively

By order of the Board of
First Tractor Company Limited
Dong Yong An
Chairman

Luoyang, Henan Province, the PRC, 25 June, 2002

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.

3/7

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FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTIONS

The Board announces that the Company entered into the Agreements with the Purchasers on 29 June 2002, pursuant to which the Company sells an aggregate of 10.33% equity interests of First Tractor Finance to the Purchasers at an aggregate cash consideration of RMB31 million.

The Disposals constitute connected transactions of the Company pursuant to Rule 14.25(1) of the Listing Rules, details of which will be included in the next published annual report of the Company in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

The Group entered into the Agreements to satisfy requirements imposed by the PBOC on First Tractor Finance concerning a license application.

THE AGREEMENTS

Date

29 June 2002

Parties

Vendor: the Company

Purchasers: (1) First Tractor Eastern; (2) First Tractor International; (3) First Tractor Diesel; and (4) China First Tractor

Equity interests to be realized

Pursuant to the Agreements, an aggregate of 10.33% equity interests of First Tractor Finance shall be sold to the Purchasers on normal commercial terms, particulars of which are set out below:

Purchasers	Equity interests in First Tractor Finance	Consideration (RMB' million)
First Tractor Eastern	1.33%	4
First Tractor International	1%	3
First Tractor Diesel	7%	21
China First Tractor	1%	3
	10.33%	31

As stated in the announcement of the Company dated 25 June 2002, in order to centralize its internal treasury management function into one single entity for further strengthening its internal treasury and financial management functions, First Tractor Finance was acquired by the Group in June 2002 and, subsequently on 18 June 2002, its registered capital was raised from RMB0.66 million to RMB300 million in the form of cash by the Group's financial resources and fully paid up. Save for the increase in registered capital and license application (as mentioned under the "Reasons for the disposals" paragraph below), no significant transaction has been carried out by First Tractor Finance after the Group's acquisition in June 2002.

The shareholding structure of First Tractor Finance is shown as below:

	After the Group's acquisition of First Tractor Finance in June 2002	After the increase of registered capital of First Tractor Finance on 18 June 2002	After the Disposals
The Company	99.9%	90%	79.67%
Yituo Building	0.1%	10%	10%
First Tractor Eastern	-	-	1.33%
First Tractor International	-	-	1%
First Tractor Diesel	-	-	7%
China First Tractor	-	-	1%
Total	100%	100%	100%

After the Disposals, the Group effectively holds equity interests of about 91% in First Tractor Finance.

Consideration

The 10.33% equity interests of First Tractor Finance shall be sold to the Purchasers at an aggregate cash consideration of RMB31 million, particulars of which are set out in the table above.

The consideration for each of the Purchasers was arrived at after arm's-length negotiations and taking into account the unaudited NTA of First Tractor Finance of about RMB300 million as of 18 June 2002.

The proceeds from the Disposals shall be used as additional working capitals for the Group.

Completion

The completion of the Agreements shall take place on or before 5 July 2002.

INFORMATION ON THE COMPANY

The Company is primarily engaged in the manufacture of agricultural tractors in the PRC.

INFORMATION ON FIRST TRACTOR FINANCE

The Directors intends that First Tractor Finance will primarily provide internal financial and treasury functions to the Group, in particular, provision of banking facilities and serving as deposits holder for the Group.

INFORMATION ON THE PURCHASERS

First Tractor Eastern is an independent third party not connected with any director, the chief executive or substantial shareholders of the Company or any of its subsidiaries or their respective associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"))

First Tractor International is a wholly-owned subsidiary of China First Tractor. First Tractor Diesel is owned as to 75% and 25% by China First Tractor and the Group, respectively. China First Tractor holds controlling interests of about 57.3% in the Company. As such, First Tractor International, First Tractor Diesel and China First Tractor are considered connected parties under the Listing Rules and the Company's disposals of its interests in First Tractor Finance to them would constitute connected transactions under Rule 14.25(1) of the Listing Rules, pursuant to which an announcement is required and the details of the connected transaction will be included in the next published annual report of the Company in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules..

REASONS FOR THE DISPOSALS

Subsequent to the Group's acquisition of First Tractor Finance in June 2002, the original license for financial institution registration status had became no longer valid and the Group has applied for a new license as required by PBOC. The Group was informed by PBOC on 27 June 2002 that a requirement of a minimal number of five shareholders in First Tractor Finance had been imposed on First Tractor Finance concerning the license application. In order to satisfy such requirement, the Group entered into the Agreements so that such requirement can be met.

DEFINITIONS

"Agreements" the four agreements, all dated 29 June 2002, entered into between the Company and each of the Purchasers regarding the Disposals

"Board"	the board of Directors
"China First Tractor"	China First Tractor Group Company Limited (中國一拖集團有限公司), a PRC company with limited liability and holds about 57.3% equity interests of the Company
"Company"	First Tractor Company Limited
"Directors"	the directors of the Company
"Disposals"	the Company's disposals of equity interests in First Tractor Finance to the Purchasers pursuant to the Agreements
"First Tractor Diesel"	First Tractor (Luoyang) Diesel Machinery Limited (一拖(洛陽)柴油機有限公司), a company established in the PRC with limited liability and owned as to 75% and 25% by China First Tractor and the Group, respectively
"First Tractor Eastern"	Luoyang First Tractor Eastern Enterprise Limited (洛陽一拖東方實業有限公司), a company established in the PRC with limited liability and owned as to 94.9% and 5.1% by 中國第一拖?機工程機械有限公司東方實業公司工會委員會(Luoyang First Tractor Eastern Enterprise Limited - Staff Union Committee) and 20 individuals, respectively, all of which are independent third parties of the Group not connected with any director, the chief executive or substantial shareholders of the Company or any of its subsidiaries or their respective associates (as defined in the Listing Rules)

"First Tractor Finance"	First Tractor Group Finance Limited （中國一拖集團財務有限責任公司）, a company established in the PRC with limited liability and its shareholding structure is shown under "Equity interests to be realised" sub-paragraph in this announcement
"First Tractor International"	First Tractor International Economic Trade Limited (一拖國際經濟貿易有限公司), a company established in the PRC with limited liability and wholly owned by China First Tractor
"Group"	the Company and its subsidiaries
"NTA"	net tangible assets
"PBOC"	the People's Bank of China
"PRC"	the People's Republic of China
"Purchasers"	First Tractor Eastern, First Tractor International, First Tractor Diesel and China First Tractor
"Yituo Building"	Yituo (Luoyang) Building Machinery Co., Ltd.（一拖(洛陽)建築機械有限公司）, a company established in the PRC, which is owned as to 95% and 5% by the Company and an independent third party, respectively

By order of the Board of
First Tractor Company Limited
Dong Yong An
Chairman

Luoyang, Henan Province, the PRC, 3 July 2002

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.

COPY

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CHANGE OF ARTICLES OF ASSOCIATION

The Board is pleased to announce that it has held a meeting on 25 September 2002 to approve the change of the articles of association of the Company (the "**Articles of Association**") regarding the change of the Company's authorized business scope.

The Company will convene an extraordinary general meeting (the "EGM") to approve the proposed change made to the Articles of Association by special resolution on 18 November 2002 at 9:00 a.m. at No. 154, Jianshe Road, Luoyang, Henan Province, the People's Republic of China (the "PRC").

The Board is pleased to announce that it has held a meeting on 25 September 2002 to approve the change of the Articles of Association regarding the change of the Company's authorized business scope.

The Company will convene an EGM to approve the proposed change made to the Articles of Association by special resolution on 18 November 2002 at 9:00 a.m. at No. 154, Jianshe Road, Luoyang, Henan Province, the PRC.

As Special Resolution :

To consider and approve the amendment of the Articles of Association. To amend Article 15 as follows :

Existing Article 15 : The scope of the Company's operations shall be those approved by the companies registration authorities.

The scope of the Company's operations is :

The manufacture, sale of and provision of after-sale service for tractor series products, forging and casting goods, spare parts and fittings, and tractor-related technological development, transfer, sub-contracting and consultancy services.

Proposed Article 15 : The scope of the Company's operations shall be those approved by the companies registration authorities.

The scope of the Company's operations is :

The manufacture, sale of and provision of after-sale service for tractor series products, forging and casting goods, spare parts and fittings, and tractor-related technological development, transfer, sub-contracting and consultancy services. The trading of import and export businesses of the Company's (including the member enterprises of the Company) self-manufacturing products and related technologies but commodities and technologies restricted by the State for trading or importing and exporting are excluded.

By order of the Board
Dong Yong An
Chairman

Luoyang, Henan Province, the PRC
27 September 2002

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of First Tractor Company Limited (the "Company") will be held at No. 154, Jianshe Road, Luoyang, Henan Province, the People's Republic of China (the "PRC") at 9:00 a.m. on Monday, 18 November 2002 to consider and, if thought fit, pass with or without amendments the following resolution :-

As Special Resolution :

To consider and approve the amendment of the Articles of Association of the Company. To amend Article 15 as follows :

Existing Article 15 : The scope of the Company's operations shall be those approved by the companies registration authorities.

The scope of the Company's operations is :

The manufacture, sale of and provision of after-sale service for tractor series products, forging and casting goods, spare parts and fittings, and tractor-related technological development, transfer, sub-contracting and consultancy services.

Proposed Article 15 : The scope of the Company's operations shall be those approved by the companies registration authorities.

The scope of the Company's operations is :

The manufacture, sale of and provision of after-sale service for tractor series products, forging and casting goods, spare parts and fittings, and tractor-related technological development, transfer, sub-contracting and consultancy services. The trading of import and export businesses of the Company's (including the member enterprises of the Company) self-manufacturing products and related technologies but commodities and technologies restricted by the State for trading or importing and exporting are excluded.

By order of the Board
Dong Yong An
Chairman

Luoyang, Henan Province, the PRC
27 September 2002

Notes:

1. The register of members of the Company's shares will be temporarily closed from 17 October 2002 to 18 November 2002 (both days inclusive) during which no transfer of Shares will be registered in order to determine the list of the Company's Shareholders for attending the EGM. Shareholders whose names appear on the register of members of the Company on Thursday, 17 October 2002 will be entitled to attend and vote at the EGM. In order to be entitled to attend and vote at the meeting, all transfer of H shares accompanied by the relevant share certificates must be lodged with the H Share registrar of the Company, Hong Kong Registrars Limited, at 2/F, Viewood Plaza, No. 199 Des Voeux Road Central, Hong Kong, not later than 4:00 p.m. on 16 October 2002.
2. Each shareholder having the rights to attend and vote at the EGM is entitled to appoint one or more proxies (whether a shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by one shareholder, such proxy shall only exercise his voting rights on a poll.
3. Shareholders can appoint a proxy by an instrument in writing (i.e., by using the proxy form enclosed). The proxy form shall be signed by the person appointing the proxy or an attorney authorized by such person in writing. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorization shall be notarially certified. To be valid, the Proxy Form and the notarially certified power of attorney or other documents of authorization must be delivered to the Company's H Share registrar at the address indicated in paragraph 1 above not less than 24 hours before the time scheduled for the holding of the EGM.
4. Shareholders or proxies who intend to attend the EGM are requested to deliver the reply slip for attendance duly completed and signed to the Company in person, by post or by facsimile on or before Monday, 28 October 2002.
5. Shareholders or their proxies shall present proofs of their identities upon attending the EGM. Should a proxy be appointed, the proxy shall also present the Proxy Form.
6. The EGM is expected to last for less than one day. The shareholders and proxies attending the EGM shall be responsible for their own traveling and accommodation expenses.
7. The Company's registered address is as follows:-

   No. 154 Jianshe Road
   Luoyang, Henan Province
   the People's Republic of China
   Postal Code: 471004
   Telephone: 86-379-4967038
   Facsimile: 86-379-4967438

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Listed Companies Information

FIRST TRACTOR<00038> - Exceptional Turnover Movement

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such movements.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Zhang Guolong

Luoyang, Henan Province, this day of 24 October 2002"